# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FORIAN INC., CIK 0001829280
CUSIP: 34630N106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 41 University Drive, Suite 400, Newtown, Pennsylvania (PA), 18940
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-22-046002
Filed by CIK 0000926475

## Reporting persons
- Larry N. Feinberg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 281,380; shared voting power 1,084,727; sole dispositive power 281,380; shared dispositive power 1,084,727; aggregate amount beneficially owned 1,366,107 (4.4% of the class)
  Comment: This percentage is based on 31,016,379 shares of common stock of the Issuer outstanding as of November 12, 2024, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended September 30, 2024.
- Oracle Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 935,598; sole dispositive power 0; shared dispositive power 935,598; aggregate amount beneficially owned 935,598 (3% of the class)
  Comment: This percentage is based on 31,016,379 shares of common stock of the Issuer outstanding as of November 12, 2024, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended September 30, 2024.
- Oracle Institutional Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 113,929; sole dispositive power 0; shared dispositive power 113,929; aggregate amount beneficially owned 113,929 (0.4% of the class)
  Comment: This percentage is based on 31,016,379 shares of common stock of the Issuer outstanding as of November 12, 2024, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended September 30, 2024.
- Oracle Ten Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This percentage is based on 31,016,379 shares of common stock of the Issuer outstanding as of November 12, 2024, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended September 30, 2024.
- Oracle Investment Management, Inc. Employees' Retirement Plan: type of reporting person: employee benefit plan or endowment fund (EP), other (OO); citizenship or place of organization: Connecticut (CT); sole voting power 0; shared voting power 28,000; sole dispositive power 0; shared dispositive power 28,000; aggregate amount beneficially owned 28,000 (0.1% of the class)
  Comment: This percentage is based on 31,016,379 shares of common stock of the Issuer outstanding as of November 12, 2024, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended September 30, 2024.
- The Feinberg Family Foundation: type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); sole voting power 0; shared voting power 7,200; sole dispositive power 0; shared dispositive power 7,200; aggregate amount beneficially owned 7,200 (0% of the class)
  Comment: This percentage is based on 31,016,379 shares of common stock of the Issuer outstanding as of November 12, 2024, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended September 30, 2024.
- Oracle Associates, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,049,527; sole dispositive power 0; shared dispositive power 1,049,527; aggregate amount beneficially owned 1,049,527 (3.4% of the class)
  Comment: This percentage is based on 31,016,379 shares of common stock of the Issuer outstanding as of November 12, 2024, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended September 30, 2024.
- Oracle Investment Management, Inc.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,077,527; sole dispositive power 0; shared dispositive power 1,077,527; aggregate amount beneficially owned 1,077,527 (3.5% of the class)
  Comment: This percentage is based on 31,016,379 shares of common stock of the Issuer outstanding as of November 12, 2024, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended September 30, 2024.

## Item 1. Issuer
Name of issuer: FORIAN INC.
Address of issuer's principal executive offices: 41 University Drive Suite 400 Newtown, PA, 18940

## Item 2. Person Filing
Name of person filing: This Amendment No. 3 to Schedule 13G (this "Amendment No. 3") is being filed with respect to the common stock, par value $0.001 (the "Common Stock") of Forian Inc., a Delaware corporation (the "Issuer"), to amend the Schedule 13G filed on April 14, 2022, as previously amended by Amendment No. 1, filed on February 9, 2023 and by Amendment No. 2, filed on February 13, 2024 (as so amended, the "Schedule 13G"), in accordance with the annual amendment requirements. This Amendment No. 3 is being filed on behalf of Oracle Partners, L.P., a Delaware limited partnership ("Oracle Partners"), Oracle Ten Fund, L.P., a Delaware limited partnership ("Oracle Ten Fund"), Oracle Institutional Partners, L.P., a Delaware limited partnership ("Institutional Partners" and, collectively with Oracle Partners and Oracle Ten Fund, the "Oracle Partnerships"), Oracle Investment Management, Inc. Employees' Retirement Plan, an employee benefit plan organized in Connecticut (the "Retirement Plan"), Oracle Associates, LLC, a Delaware limited liability company and the general partner of the Oracle Partnerships ("Oracle Associates"), Oracle Investment Management, Inc., a Delaware corporation and the investment manager to the Oracle Partnerships and the plan administrator to the Retirement Plan (the "Investment Manager"), The Feinberg Family Foundation, a foundation organized in Connecticut (the "Foundation"), and Larry N. Feinberg, the managing member of Oracle Associates, the sole shareholder and president of the Investment Manager and the trustee of the Foundation and the Retirement Plan (each of the foregoing, a "Reporting Person" and collectively, the "Reporting Persons"). Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13G. This Amendment constitutes an exit filing of the Reporting Persons.
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Persons is 500 W. Putnam Avenue, Greenwich, Connecticut 06830.
Citizenship: Mr. Feinberg is a citizen of the United States of America. See Item 2(a) for the place of organization of the other Reporting Persons.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
A. Larry N. Feinberg: 1,366,107
B. Oracle Partners, L.P.: 935,598
C. Oracle Institutional Partners, L.P.: 113,929
D. Oracle Ten Fund, L.P.: 0
E. Oracle Associates, LLC: 1,049,527
F. Oracle Investment Management, Inc.: 1,077,527
G. Oracle Investment Management, Inc. Employees' Retirement Plan: 28,000
H. The Feinberg Family Foundation: 7,200
Percent of class:
A. Larry N. Feinberg: 4.40%
B. Oracle Partners, L.P.: 3.02%
C. Oracle Institutional Partners, L.P.: 0.37%
D. Oracle Ten Fund, L.P.: 0.00%
E. Oracle Associates, LLC: 3.38%
F. Oracle Investment Management, Inc.: 3.47%
G. Oracle Investment Management, Inc. Employees' Retirement Plan: 0.09%
H. The Feinberg Family Foundation: 0.00%
Sole power to vote or to direct the vote:
A. Larry N. Feinberg: 281,380
B. Oracle Partners, L.P.: 0
C. Oracle Institutional Partners, L.P.: 0
D. Oracle Ten Fund, L.P.: 0
E. Oracle Associates, LLC: 0
F. Oracle Investment Management, Inc.: 0
G. Oracle Investment Management, Inc. Employees' Retirement Plan: 0
H. The Feinberg Family Foundation: 0
Shared power to vote or to direct the vote:
A. Larry N. Feinberg: 1,084,727
B. Oracle Partners, L.P.: 935,598
C. Oracle Institutional Partners, L.P.: 113,929
D. Oracle Ten Fund, L.P.: 0
E. Oracle Associates, LLC: 1,049,527
F. Oracle Investment Management, Inc.: 1,077,527
G. Oracle Investment Management, Inc. Employees' Retirement Plan: 28,000
H. The Feinberg Family Foundation: 7,200
Sole power to dispose or to direct the disposition:
A. Larry N. Feinberg: 281,380
B. Oracle Partners, L.P.: 0
C. Oracle Institutional Partners, L.P.: 0
D. Oracle Ten Fund, L.P.: 0
E. Oracle Associates, LLC: 0
F. Oracle Investment Management, Inc.: 0
G. Oracle Investment Management, Inc. Employees' Retirement Plan: 0
H. The Feinberg Family Foundation: 0
Shared power to dispose or to direct the disposition:
A. Larry N. Feinberg: 1,084,727
B. Oracle Partners, L.P.: 935,598
C. Oracle Institutional Partners, L.P.: 113,929
D. Oracle Ten Fund, L.P.: 0
E. Oracle Associates, LLC: 1,049,527
F. Oracle Investment Management, Inc.: 1,077,527
G. Oracle Investment Management, Inc. Employees' Retirement Plan: 28,000
H. The Feinberg Family Foundation: 7,200

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Larry N. Feinberg: /s/ Larry N. Feinberg, Larry N. Feinberg, Individually (02/14/2025)
- Oracle Partners, L.P.: By: ORACLE ASSOCIATES, LLC, its general partner, /s/ Larry N. Feinberg, Larry N. Feinberg, Managing Member (02/14/2025)
- Oracle Institutional Partners, L.P.: By: ORACLES ASSOCIATES, LLC, its general partner, /s/ Larry N. Feinberg, Larry N. Feinberg, Managing Member (02/14/2025)
- Oracle Ten Fund, L.P.: By: ORACLES ASSOCIATES, LLC, its general partner, /s/ Larry N. Feinberg, Larry N. Feinberg, Managing Member (02/14/2025)
- Oracle Investment Management, Inc. Employees' Retirement Plan: /s/ Larry N. Feinberg, Larry N. Feinberg, Trustee (02/14/2025)
- The Feinberg Family Foundation: /s/ Larry N. Feinberg, Larry N. Feinberg, Trustee (02/14/2025)
- Oracle Associates, LLC: /s/ Larry N. Feinberg, Larry N. Feinberg, Managing Member (02/14/2025)
- Oracle Investment Management, Inc.: /s/ Larry N. Feinberg, Larry N. Feinberg, President (02/14/2025)